Mail Stop 0610   July 27, 2009

Mr. Geert R. Kersten
Chief Executive Officer
Cel-Sci Corporation
8229 Boone Blvd., Suite 802
Vienna, Virginia 22182

Re: Cel-Sci Corporation
        Preliminary proxy statement filed July 17, 2009
        File No. 001-11889

Dear Mr. Kersten:

        We have completed our review of your preliminary proxy statement and related
filings and have no further comments at this time.

                                Sincerely,

                                Jeffrey Riedler
                                Assistant Director

cc: William T. Hart, Esquire
    Hart & Trinen
    1624 Washington Street
    Denver, Colorado 80203